Exhibit 99.1

QUEENSTAKE RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis has been prepared as at August 11, 2006 unless otherwise indicated, and it should be read in conjunction with the unaudited interim consolidated financial statements of Queenstake Resources Ltd. (“Queenstake” or the “Company”) as at June 30, 2006 and the notes thereto which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  All dollar figures are in U.S. dollars, unless otherwise indicated.

INTRODUCTION

The Company engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration.  The Company’s principal asset and only current source of revenue is its 100% owned Jerritt Canyon mine complex where it operates several mines and an ore processing plant, located 50 miles north of Elko, Nevada.  The Jerritt Canyon mine complex consists of four underground mines, which together with ore stockpiles feed ore to an ore processing mill. Jerritt Canyon has extensive exploration potential, comprised of an approximately 119-square mile land position that it controls, together with a geological database compiled over the past 27 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production.

2006 SECOND QUARTER OVERVIEW

During the second quarter of 2006, ore tons mined were 188,283, ore tons milled were 271,857, ounces of gold produced were 50,421, and cash operating cost was $461 per ounce of gold produced.  Net income for the quarter was $0.7 million and cash provided from operations $2.6 million.

Highlights from the operating and financial results during the second quarter of 2006 included:

•                  Jerritt Canyon mine production was 50,421 ounces of gold, slightly less than the 2006 Budget and Operating Plan (the “Plan”);

•                  The Company generated net income of $0.7 million on sales of 51,216 ounces of gold;

•                  Cash flow from operations was $2.6 million;

•                  The Company entered into a multi-faceted transaction with a subsidiary of Newmont, including closing of a $10 million private placement on April 13, 2006;

•                  Jerritt Canyon marked its 25th anniversary as a gold producer and its 7.5 millionth ounce of gold produced;

•                  The operation finished the quarter with an estimated 12,000 contained gold ounces in Jerritt Canyon ore and an estimated 16,000 contained gold ounces in ore purchased from Newmont in stockpiles adjacent to the mill;

•                  Capitalized mine development footage was significantly ahead of Plan;

•                  The Starvation Canyon exploration program began for the year and is continuing to improve grade and continuity of gold mineralization;

•                  Cash and cash equivalents on June 30, 2006 totaled $10.5 million, an increase of $7.0 million from the end of the first quarter of 2006; and

•                  Working capital on June 30, 2006 totaled $7.4 million, an improvement of $2.6 million from year end 2005 and an improvement of $9.7 million from March 31, 2006.

Operations and production highlights as compared to the same period in the prior year are as follows:

			Increase/
	Q2 2006	Q2 2005	(Decrease)
Total Tons Mined	274,961	337,209	(18.5)%
Ore Tons Mined	188,283	234,625	(19.8)%
Tons Milled	271,857	316,800	(14.2)%
Grade Processed- Oz/Ton	0.22	0.21	4.8%
Ounces Produced	50,421	54,156	(6.9)%
Ounces Sold	51,216	50,560	1.3%
Cash Operating Costs (in millions)	$23.2	$20.1	15.4%

Cash Op Cost/Oz	$461	$371	24.3%

Gold production was slightly less than Plan at 50,421 ounces for the second quarter of 2006.  Gold production improved by 20,548 ounces or 69% from the first quarter of 2006.  Ore tons milled were 271,857 for the second quarter of 2006, an improvement of 121,629 tons or 81% from the first quarter of 2006.  The increase in tons processed and gold ounces produced is primarily due to higher mill availability following repair of the mill pinion and bull gears and seasonal weather improvements aiding mill throughput capacity.

The Jerritt Canyon mill was able to operate at near capacity with Jerritt Canyon mined and stockpiled ores during the second quarter of 2006 and did not process any purchased ore from Newmont Mining Corporation’s (“Newmont”) Nevada operations during the quarter (see “Private Placement, Ore Processing and Property Lease Agreements” below).  Newmont began delivering purchased ore to the mill in April 2006 and, at the end of the second quarter of 2006 the Jerritt Canyon operation had over 110,000 tons of purchased ore in stockpile.  Newmont also delivered to the Jerritt Canyon site over 69,000 tons of ore in excess of the monthly contract commitments, which the Company will be required to pay for in later periods.

Processed ore tonnage and gold production for the second quarter of 2006 were close to Plan despite the impact of a 12-day maintenance shutdown in April 2006 to turn over a mill bull gear and complete the mill refurbishment.  As of August 11, the mill is operating on average at near capacity and processing a blend of Jerritt Canyon mined ore, Jerritt Canyon stockpiled ore and Newmont purchased ore.  The blend of ore through the mill is determined based on grade, recovery, metallurgical complements to other ore types, minimizing rehandling costs and other factors. For the full year 2006, the Company has lowered its Jerritt Canyon production estimate from 200,000-220,000 ounces of gold to 180,000-200,000 ounces, reflecting the first and second quarter mill-related production shortfalls, delays in accessing ore at the underground mines in the second quarter and the need to process ore purchased from Newmont in the second half of 2006. Cash operating costs per ounce for 2006 continue to be adversely affected by increases in basic commodity prices. The operations are sensitive to increases in diesel, propane and electric power, all of which have experienced significant increases through the first half of 2006. At current energy and commodity prices, cash operating costs per ounce are expected to continue at approximately $460.

The Jerritt Canyon mill experienced a 12-day mill maintenance shutdown in April 2006 to install a new pinion gear and to turn over the bull gear on the ball mill.  The pinion gear first experienced broken teeth in March 2006 due to a lubrication system failure.  While the mill was shut down to replace the pinion gear, an inspection of the bull gear discovered worn surfaces on the drive side of the bull gear, which had been in service for over 18 years.  It was determined in consultation with several mill experts that turning the bull gear was necessary to provide an unused surface to more closely match the new pinion gear.  During the first two weeks of April, the mill ran at reduced capacity under intense monitoring while the Company organized contractors, materials and components to efficiently undertake turning the bull gear and installing a new pinion gear.

In order to assure optimum mill utilization, the Company completed an analysis of critical spares and critical inventory.  The analysis identified a few areas requiring improvement, especially in light of current steel component shortages and machine fabrication lead times for major mechanical components, as being experienced globally across the Nevada gold mining industry.  These areas are being addressed with a full complement of spares inventory expected to be in place by the fourth quarter of 2006.  At June 30, 2006, the operation has two spare pinion gears on site and has placed an order for a new bull gear that is being fabricated in Australia and will be delivered during the fourth quarter of 2006.

The temporary mill interruptions in the first quarter and in April 2006 resulted in deferring the processing of stockpiled ore to later in the year.  The Jerritt Canyon operations have estimated a total of approximately 12,000 contained ounces of Jerritt Canyon ore and approximately 16,000 contained ounces of purchased ore in stockpiles at the mill at the end of the second quarter of 2006, approximately the same number of contained ounces as the inventory level at the end of the first quarter 2006. Over the rest of the year, it is planned that the mill will operate at near capacity, processing both Jerritt Canyon ore, and concentrates and ore purchased from Newmont’s Nevada operations.

Capitalized mine development of 2,868 feet (874 meters) was significantly ahead of the 2006 Plan during the second quarter as the emphasis shifted to development and relied on stockpiled ore to feed the mill.  A mining contractor remains at Jerritt Canyon, dedicated to underground development and a second contractor is helping to develop the Saval 2, 3 and 4 drifts to access ore bodies.

Over the past 12 months, cash operating costs were impacted by $3 million in rising commodity costs, including fuel, electric power, commodities and freight, $2.1 million in higher labor costs from wage increases and higher than anticipated overtime, and $4 million from increased contractor costs. These factors accounted for increases in cash operating costs per ounce of $52 in the past 12 months.

Gold Prices

Market prices for gold moved steadily upward during the second quarter of 2006 achieving a high of $725 per ounce on May 12, 2006.  Gold prices averaged $624 and $427 per ounce respectively for the second quarters of 2006 and 2005.  The Company realized an average sales price of $627 per ounce for the three months ended June 30, 2006.

Private Placement, Ore Processing and Property Lease Agreements

On April 13, 2006, the Company closed an equity private placement with Newmont Canada Limited, a subsidiary of Newmont, whereby Newmont purchased 28.5 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of $10.0 million.  As part of the private placement, Newmont received warrants exercisable to acquire up to 28.5 million additional common shares of Queenstake at a price of Cdn $0.55 through April 13, 2010. These warrants would generate Cdn $15.7 million in cash if exercised.  Through April 13, 2008, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings.  Proceeds of this private placement are being used to fund exploration and for other corporate uses.

Coincident with the closing of the equity private placement, an affiliate of Newmont conveyed by mineral lease three of its Nevada early-stage exploration properties to Queenstake.  The properties are subject to a sliding scale net smelter royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, and Newmont retains the right to back into a 51% joint venture interest in each of the properties.

In addition, another affiliate of Newmont entered into an agreement to sell concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility.  The contract calls for Queenstake to purchase at least 500,000 tons per year of ore or concentrate over two years.  Queenstake is paying Newmont the net amount for the recoverable ounces in the purchased concentrates and ore, less commercial terms for processing and refining.  Ore purchases with Newmont may continue for up to three additional years if Queenstake has the spare processing capacity.  The purchase of Newmont’s concentrates and ore is expected to increase the Jerritt Canyon mill throughput to approximately 95% of its previously demonstrated capacity of approximately 1.5 million tons per year, which is expected to lower the Company’s unit operating costs by spreading the fixed costs over more ounces produced.

Redevelopment Plan – August 2005

During the third quarter of 2005, the Company announced a redevelopment plan designed to optimize operations and reduce operating costs in response to development and production shortfalls at Jerritt Canyon and rising commodity costs.  The redevelopment plan represented a re-engineering to optimize value and cash flow from the Jerritt Canyon mine assets given constraints with manpower, mining equipment, and increasing energy and commodity costs.  The plan was premised on a significant change in mining and processing practices at Jerritt Canyon to re-focus the operations on accelerating underground development, producing from higher grade stopes and reducing mill processing rates to align mill throughput with an optimal mining rate.  The mill processing rate was scaled back, operating one roaster rather than two together, for an average of between 2,500 and 2,700 tons per day, approximately 25% lower than the processing rate in the first half of 2005.  In addition, daily batch crushing and grinding of mill feed was scheduled during off-peak hours to take advantage of lower energy cost rates.  The processing rate is capable of being increased should Jerritt Canyon’s capacity to produce higher grade ore from underground mining improve in the future.  The redevelopment plan initiatives were incorporated into the Company’s 2006 Plan.

Most of the operating cost reductions anticipated to be realized as the redevelopment plan progressed, including lower energy and commodities consumption, lower costs of labor, maintenance and other savings from improved operating efficiencies, were offset by continuing increases in energy and certain commodity prices through the first half of 2006.

The redevelopment plan represented a significant change from historical mining and processing practices at Jerritt Canyon. Comparison to operating results from previous years should be viewed in that context.

RESULTS OF OPERATIONS

Gold Production

 Gold production during the three-month period ended June 30, 2006 was 50,421 ounces or a 7% decrease from the same period in 2005.  Although a decrease in gold production was expected under the 2006 Plan, production was also negatively affected by mechanical issues at the mill that caused reduced mill throughput and a mill refurbishment shut down in April 2006.

Quarterly production and financial information provided below as at June 30, 2006 is not indicative of future annual production or financial results.  Key quarterly production statistics are illustrated in Table 1.

Table 1 – Jerritt Canyon Quarterly Production Statistics

	Three months ended
	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Gold ounces produced	50,421	29,873	45,555	49,613	54,156	54,767	60,384	73,070
Gold ounces sold	51,216	28,488	46,828	54,446	50,560	50,850	64,723	71,210

Average sales price per ounce	$627	$553	$485	$442	$428	$427	$432	$402
Cash operating costs per ounce(1)	$461	$558	$413	$401	$371	$365	$336	$303

Ore tons mined	188,283	228,963	223,060	220,779	234,625	280,635	320,505	296,474
Tons processed	271,857	150,228	211,587	267,116	316,800	311,434	331,619	358,600
Grade processed (opt)	0.22	0.25	0.25	0.21	0.21	0.21	0.21	0.22
Process recovery	86.0%	86.4%	86.8%	86.5%	87.3%	85.8%	85.0%	91.1%

(1)             The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced.  This is a non-GAAP measure intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance.  Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 5.

Mining during the second quarter of 2006 occurred primarily in the Murray, Smith and SSX-Steer Complex underground mines.  Ore tons mined for Jerritt Canyon during the second quarter of 2006 were 20% lower than the same period of 2005 as expected as a result of the implementation of the redevelopment plan in August 2005.  Ore tons mined during the second quarter of 2006 were lower than plan, impacted by a greater focus on mine development in view of the ore stockpiles, lower than expected ore tons and grade at the SSX-Steer Complex and slower than anticipated dewatering at the Smith Mine. Underground mine performance was positively affected by a stable underground workforce, high availability of underground production equipment, a contractor on site dedicated to development and the continuation of the Company’s excellent operating safety record.

In the second quarter of 2006, the grade of ore processed was 0.22 opt, an increase of 5% from the 0.21 opt realized during the same period of 2005, primarily as a result of processing higher-grade Jerritt Canyon ore stockpiles.

Cash operating costs for the second quarter of 2006 were $461 per ounce of gold.  Cash operating costs of gold for the second quarter of 2006 were 16% higher than the same period of 2005 due to the mill mechanical issues discussed previously and increasing fuel, labor and commodity prices.  A reconciliation of cost of sales to cash operating costs per ounce is provided in Table 5.

Statements of Income

The Company reported net income of $0.7 million ($0.00 per share) for the quarter ended June 30, 2006 as compared to a net loss of $5.6 million ($0.01 per share) for the quarter ended June 30, 2005.  The principal components of the profit for the quarter ended June 30, 2006 are: income from operations of $0.3 million, foreign exchange gain of $0.1 million, gain on disposal of assets of $0.1 million and other items for $0.2 million.  Principal components of the loss for the quarter ended June 30, 2005 are: loss from operations of $5.5 million, $0.3 million from interest expense and other income, net of expense, of $0.2 million.  Loss from operations is illustrated in Table 2.

Table 2 – Income from operations

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(In millions of U.S. Dollars)	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited
Gold sales	$32.2	$21.7	$47.9	$43.4
Costs and expenses
Cost of sales	24.4	19.5	40.9	39.1
Depreciation, depletion and amortization	4.0	4.9	7.2	10.4
Non-hedge derivatives	—	0.6	0.2	1.1
Exploration	1.1	0.9	1.3	1.4
General and administrative	1.3	0.8	2.4	3.2
Accretion of reclamation and mine closure liabilities	0.3	0.1	0.6	0.3
Stock-based compensation	0.8	0.4	0.9	0.4
	31.9	27.2	53.5	55.9
Income (loss) from operations	$0.3	$(5.5)	$(5.6)	$(12.5)

During the three months ended June 30, 2006, revenues of $32.2 million were generated from the sale of 51,216 ounces of gold at an average realized gold price of $627 per ounce.  Revenues for the same period in 2005 were $21.7 million generated from the sale of 50,560 ounces at an average realized gold price of $429 per ounce.

Costs of sales and depreciation, depletion and amortization (“DD&A”) costs are substantially all associated with the Jerritt Canyon operations.  A reconciliation of cost of sales to cash operating costs per ounce is provided in Table 5.

DD&A charges were $3.9 million for the three-month period ended June 30, 2006 compared with $4.9 million for the same period in 2005.  DD&A reported on the Interim Consolidated Statements of Net Income includes an additional $0.1 million due to the reduction of stockpiled ore and work-in-process inventory levels from the previous quarter.

Non-hedge derivative financial instruments, or gold put option contracts, are purchased to protect against the risk of falling gold prices.  The Company does not use gold forward sales contracts to fix future gold prices realized.  During the three-month period ended June 30, 2006, costs associated with the purchased gold put option contracts were $0.02 million reflecting a write-off of the value of all remaining gold put options.  In comparison the costs associated with the purchased gold put option contracts were $0.6 million during the same period ending in 2005.

Exploration expense for the three-month periods ended June 30, 2006 and 2005 was $1.1 million and $0.9 million, respectively, all associated with the Jerritt Canyon District.  Exploration expense was higher in the second quarter of 2006 due to the earlier scheduling of activities.  The exploration budget for 2006 is expected to be $8.0 million, compared with $3.9 million spent in 2005.

General and administrative (“G&A”) costs are associated with the Company’s corporate offices.  During the three-month period ending June 30, 2006, G&A costs were $1.3 million, approximately $0.4 million higher than the same period in the prior year.  This increase was primarily due to professional advisory services related to Sarbanes-Oxley compliance, financial consulting, Jerritt Canyon’s capital program and insurance matters.

Accretion expense consists of fair value increases recognized for future reclamation and mine closure costs.  Accretion expense for the three-month periods ended June 30, 2006 and 2005 was $0.3 million and $0.1 million, respectively.  The increase in accretion expense from the prior year can be primarily attributed to changes in the estimate of reclamation and mine closure costs.  During 2005 and through the second quarter of 2006, the Company retained the services of an environmental consultant to review and assist in updating cost estimates for reclamation and mine closure.

The principal remaining components of the Company’s net income/(loss) are illustrated in Table 3.

Table 3 – Other Net Income/(Loss) Components

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(In millions of U.S. Dollars)	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited
Interest expense	$0.1	$0.3	$0.1	$0.3
Other income, net of other expense	(0.3)	(0.2)	(0.5)	(0.4)
Foreign exchange (gain) loss	(0.1)	0.1	(0.1)	0.3
Gain on disposal on assets	(0.1)	—	(0.1)	—
Write-down of assets	—	—	0.1	—
	$(0.4)	$0.2	$(0.5)	$0.2

Other income, net of other expense of $0.3 million and $0.2 million for the three-month periods ended respectively June 30, 2006 and 2005, are primarily the result of interest earned on surplus cash balances.  Foreign exchange gain of $0.1 million in 2006 reflected the strengthening of the Canadian dollar against the United States dollar as applied to the Company’s Canadian dollar cash reserves during the quarter.  The gain on disposal of assets of $0.1 million in 2006 related to sale of haul trucks.

Table 4 - Summary of Quarterly Results

	Three months ended (Unaudited)
(In millions of U.S. Dollars, except per share data)	Jun-30-06	Mar-31-06	Dec-31-05	Sep-30-05	Jun-30-05	Mar-31-05	Dec-31-04	Sep-30-04
Total revenues	$32.2	$15.8	$22.7	$24.1	$21.7	$21.7	$27.9	$28.6
Net income (loss)	0.7	(5.8)	(2.6)	(4.3)	(5.7)	(7.1)	(4.6)	(5.4)
Net income (loss) per share - basic	—	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold as illustrated in Table 2.

In addition to the impact of operating costs and gold production, the net loss variations recognized from quarter to quarter during 2005 reflected increased corporate general and administrative costs, including approximately $1.0 million in corporate restructuring charges during the first quarter, $0.5 million in increased consulting and advisory services related to the redevelopment plan in the third quarter, a $0.9 million non-cash write down in the value of outstanding gold put options, which were classified as non-derivative financial instruments in the fourth quarter, and other non-operating expense items.

Gold prices have trended upward during the past five years, achieving a 25-year high of $725 per ounce in May 2006.  The increase from the former high of $537 per ounce in December of 2005 can be attributed to a decrease in the value of the US dollar during 2005 in comparison to other major foreign currencies, a continued increase in global demand for commodities, including gold, and a bullish sentiment in the precious metals market.  The Company realized an average sales price during the second quarter of 2006 of $627 per ounce, slightly higher than the average spot price for the period in 2006, and 46% higher than the average realized gold sales price during the same period in 2005 of $429.  The Company sells its gold production at the spot price and has no forward sales commitments.

In 2005, the Company purchased 147,000 gold put options with strike prices ranging from $400 to $425 that expire monthly beginning the first quarter of 2006 through the first quarter of 2007 at a cost of $1.1 million.  During the first quarter of 2006, 30,000 put options expired and were expensed.  No new put options were acquired in the first or second quarters of 2006.  At June 30, 2006, the Company wrote off the remaining $0.02 million in value of outstanding gold put options, carrying no residual value.  Put options expire and related premiums are paid in accordance with the number of put options purchased and the assigned strike price for each respective month.  The purchase of gold put options provides the Company with downside price protection for future gold sales and provides some assurance of future revenue cash flows for future production and planning.

Development and Exploration

Capitalized mine development of 2,868 feet (874 meters) was significantly ahead of the 2006 Plan during the second quarter of 2006 compared with 1,914 feet completed in the same period of 2005.  The mine has continued to engage a mining contractor dedicated to capitalized development since mid-August 2005.

Queenstake invested $1.1 million in exploration during the second quarter with four surface drill rigs working at the Jerritt Canyon District, including two rigs at the Starvation Canyon project in the southern part of the district. On August 3, the Company announced one of the best intervals in the three-decade history of Jerritt Canyon exploration of 140 feet with an average grade of 0.46 ounce of gold per ton (opt) or 43 meters of 16 grams of gold per ton (gpt). This interval included an intercept of 70 feet of 0.6 opt (21 meters of 22 gpt).  This discovery of high-grade gold mineralization at Starvation Canyon is located between two known gold resource zones and could represent a newly identified northwest trending gold-bearing structure.

The Company is evaluating development of an exploration drift that could more rapidly advance the project using underground drill platforms. Preliminary designs indicate that an 800-foot drift would reach the known boundary of the west zone. A decision regarding the exploration drift is expected in the fourth quarter of 2006.

The near-mine exploration program from surface and underground drilling continues and the Company expects to announce updated results during this quarter.

During the second quarter of 2006, exploration continued on underground drilling at the SSX-Steer Mine Complex, the Mahala, West Dash and West Coulee deposits at the Smith Mine and completed 130 holes totaling 34,798 feet.  The exploration budget is estimated to be $8.0 million for 2006.  The Company has been successful in growing proven and probable reserves, net of depletion from production, annually since acquisition of the mine in 2003.  Through selectively targeting high-probability resources, the Company expects to again replace proven and probable reserves, net of depletion from production, at year-end 2006.

Mineral Reserves and Resources

It is the policy and practice of the Company to update mineral reserves and resources on an annual basis at the end of the calendar year based on recent geology, drilling and grade information derived from the past field season.

Estimated proven and probable mineral reserves totaled 877,900 ounces of gold contained in 3.7 million tons of ore at an average grade of 0.24 opt at December 31, 2005, based on a three-year average gold price of $410 per ounce. Measured and indicated resources, including reserves, were estimated at 2.1 million ounces of gold contained in 8.8 million tons of ore at an average grade of 0.24 opt.  The Company also estimated inferred resources of 2.7 million tons of ore at an average grade of 0.23 opt for 605,600 contained ounces of gold.  The Company’s proven and probable reserves and measured and indicated resources were audited and verified by SRK Consulting (U.S.), Inc. as satisfying the standards of Canadian National Instrument 43-101.   The reserve report prepared by SRK was filed on SEDAR on May 4, 2006.  See the report filed for details of reserve and resource estimation methodology and assumptions used.

Measured and indicated mineral resources at December 31, 2005 were lower than in 2004, largely due to a refinement of the geologic models used in the redevelopment initiative.  The application of smaller, narrower blocks in mine planning enhanced the overall quality of the resources and reserves.  The proven reserve component of total proven and probable reserves improved from 24% to 36% at December 31, 2005.  The Qualified Person for the technical information contained in this Mineral Reserves and Resources section is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of the Company.

Risks and Uncertainties

This document contains “forward-looking statements” that involve various risks and uncertainties.   The Company relies on forecasts, estimates and projections related to production, operating costs and global economic factors all of which are subject to events or results that may not be anticipated, estimated or intended (see Cautionary Statement Regarding Forward-Looking Statements below.)

The Company is subject to various financial and operational risks due to various factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the U.S. dollar relative to other currencies, interest rates, and geopolitical events.  Should the price of gold drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its mineral reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company is subject to inflationary cost pressures related to commodities used in operating activities, including but not limited to, gasoline, propane, diesel, crude oil products, cement, cyanide and various other commodities used in mining activities.  The Company actively seeks to mitigate these cost pressures through continuous improvement in supply chain relationships and other operational initiatives.

The Company competes with other mining companies for experienced personnel to staff mining and administrative positions.  The demand for mining engineers, geologists, accounting and other professional positions is intense among mining companies.  The demand for trades-persons including underground miners, mechanics, electricians and millwrights is also high and the available workforce is limited.  The Company actively seeks to offset these pressures by providing competitive wages and salaries, industry standard benefits, excellent training, advancement opportunities and a safe workplace.  However, there remains a risk that manpower needs will not be met and production shortfalls will result.

The Company purchases ore from Newmont at a price determined based on the calculated recoverable gold content of the ore and, at the gold market price per ounce in effect at the time the ore is delivered to the Jerritt Canyon property.  The Company may elect to process purchased ore at a later date.  The Company is at risk should the price of gold drop between the time that the ore is purchased and the time that the purchased ounces are produced and sold.

The Company’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable mineral reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Although the Company has attempted to ensure satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use of non-hedge derivative financial instruments, or gold put options, to provide a minimum price realizable for a substantial portion of its near-term gold production, through independent reviews of its mineral reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

The Company’s revenues and most of its expenditures are incurred in U.S. dollars.  However, equity financing completed by the Company is primarily in Canadian dollars.  Consequently, the Company is at risk to foreign exchange movements between these two currencies to the extent of cash reserves held in Canadian dollars.

Reconciliation of Non-GAAP Measures

Table 5 provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to costs of sales as reported in the Consolidated Statements of Net Income (Loss).

Table 5 – Cash Operating Costs per Ounce

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(In millions of U.S. Dollars)	2006	2005	2006	2005
Cost of sales per Consolidated Statements of Net Income (Loss)	$24.4	$19.5	$40.9	$39.1
Less: Royalty expense and production taxes included above	(0.2)	(1.0)	(0.5)	(2.0)
Effects of inventory and other adjustments	(0.9)	1.6	(0.5)	3.0
Cash operating costs associated with ounces produced	23.3	20.1	39.9	40.1

Ounces produced	50,421	54,156	80,294	107,743

Cash operating costs per ounce	$461	$371	$497	$372

SELECTED ANNUAL INFORMATION

The following Table 6 summarizes selected financial data for the Company for each of the three most recent fiscal years.  The information herein is prepared in accordance with Canadian GAAP:

Table 6 – Selected Annual Financial Data

(In millions of U.S. Dollars)	2005	2004	2003
Gold sales	$90.2	$100.4	$55.6
Net income (loss) from continuing operations	(20.5)	(18.0)	2.6
Net income (loss)	(19.7)	(22.1)	(8.1)
Basic and diluted earnings (loss) per share	(0.04)	(0.06)	(0.04)
Total assets	93.3	87.9	97.9
Long-term liabilties	28.5	26.9	32.3
Cash dividends declared	—	—	—

During the reporting periods, the Company reported no discontinued operations or extraordinary items

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006, the Company had a working capital balance of $7.4 million, an improvement of $9.7 million from March 31, 2006, primarily due to a $10.0 million equity private placement completed in the second quarter.  Working capital was $4.8 million at December 31, 2005 and $15.8 million at June 30, 2005.  Cash and cash equivalents were $10.5 million at June 30, 2006 an increase of $7.0 million from March 31, 2006.  Cash and cash equivalents were $10.2 million at December 31, 2005 and $16.9 million at June 30, 2005.   As compared to December 31, 2005, the $6.3 million increase in inventories, representing a significant build up in purchased ore stockpiled, was partially offset by a $5.0 million increase in accrued liabilities and trade payables, including $1.5 million related to ore purchased at the end of the quarter, higher energy and commodity costs and costs related to contracted mine development.  Trade payables are all within normal commercial terms as of the end of the second quarter 2006.  The Jerritt Canyon mines had estimated approximately 12,000 ounces contained in the Jerritt Canyon ore stockpile and approximately 16,000 ounces in Newmont purchased ore stockpile at the mill at June 30, 2006, approximately the same balance as at the end of the first quarter of 2006.   For the rest of 2006, it is anticipated that the mill will be running at near capacity, processing both Jerritt Canyon mined ore, and concentrates and ore purchased from Newmont’s Nevada operations.  The Company’s cash flows from operations for the rest of 2006 are expected to be sufficient to satisfy currently planned mining operations, capital expenditures, property obligations and general and administrative activities.

For the quarter ended June 30, 2006, net cash provided by operating activities, after changes in non-cash working capital, was $2.6 million, compared with net cash used of $5.3 million for the same period in 2005, an improvement of $7.9 million from the prior year quarter.  Cash provided by operations, before changes in non-cash working capital, increased primarily due to a 46% increase in realized gold sales price, partially offset by a higher cash operating cost per ounce during the second quarter of 2006.

The Company invested $6.7 million in the Jerritt Canyon mines during the second quarter of 2006, principally in underground mine development and in purchasing and refurbishing plant and equipment.  The Company anticipates investing an additional $8.9 million for capital investment in mine development, new mining equipment and reserve conversion programs through the end of 2006.  As mentioned earlier, the Company continues to experience higher commodity costs, which also impact underground mine development costs.  The Company anticipates funding these programs from cash generated from operating activities and cash balances on hand.

Net cash provided by financing activities during the second quarter of 2006 was $10.9 million (see Private Placement, Ore Processing and Property Lease Agreements above) compared to net cash provided of $6.8 million during the same period of 2005. During the second quarter of 2005, cash provided by financing activities included $6.9 million the Company received from an equity private placement.

The Company’s material contractual obligations at June 30, 2006 are illustrated in Table 7.

Table 7 – Material Contractual Obligations

	Payments due by period
(In millions of U.S. dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Capital lease obligations	$3.1	$1.1	$2.0	$—	$—
Operating leases	0.5	0.2	0.3	—	—
Non–hedge derivative financial instruments	0.9	0.9	—	—	—
Total material contractual obligations	$4.5	$2.2	$2.3	$—	$—

On April 13, 2006, the Company entered into an agreement with Newmont to process ore at the Company’s Jerritt Canyon facility.  The Company is committed to process 500,000 tons of Newmont ore annually for two years from the date of the agreement.  The Company purchases ore from Newmont at a price determined based on the calculated recoverable gold content of the ore and at the gold market price per ounce in effect at the time the ore is delivered to the Jerritt Canyon property.  The Company may elect to process purchased ore at a later date and possibly up to a year following the date of delivery.  The Company is at risk should the price of gold drop between the time that the ore is purchased and the time that the purchased ounces are produced and sold.  As of June 30, 2006 the Company had received approximately 180,000 tons of ore pursuant to the agreement, of which 111,000 tons represent normal scheduled deliveries and 69,000 tons were deliveries over and above the contractual schedule.

OUTLOOK

Third Quarter of 2006

A significant portion of Jerritt Canyon higher-grade ore stockpiles were largely processed during the second quarter of 2006 leaving mid- and low-grade stockpiles remaining.  The mill began to blend Newmont purchased ore with Jerritt Canyon ores into the process circuits in early July 2006.  Metallurgical tests are ongoing to determine the proper blend and the optimum batch processing to maximize the economic contribution in processing purchased ore.  Ore inventory stockpiles should remain static through the quarter as the mines produce ore on Plan and Newmont purchased ores are blended to fully utilize existing mill capacity.

Full Year 2006

For the full year 2006, the Company has lowered its Jerritt Canyon production estimate from 200,000-220,000 ounces of gold to 180,000-200,000 ounces, reflecting the first and second quarter mill-related production shortfalls, delays in accessing ore at the underground mines in the second quarter and the need to process ore purchased from Newmont in the second half of 2006.  Cash operating costs per ounce for 2006 continue to be adversely affected by increases in basic commodity prices. The operations are sensitive to increases in diesel, propane and electric power, all of which have experienced significant increases through the first half of 2006. At current energy and commodity prices, cash operating costs per ounce are expected to continue at approximately $460.

Exploration expenditures are expected to be $8 million in 2006, compared with $3.9 million in 2005. Capital expenditures in 2006 are estimated to be approximately $21.0 million, compared with $21.6 million in 2005.  The estimated capital expenditures for the year includes $15.0 million for capitalized mine development and $1.0 million for the spare pinion and bull gears.  Ongoing corporate general and administrative costs are estimated at approximately $4.0 million in 2006.  The Company expects to fund the balance of these 2006 estimated expenditures from existing cash and expected cash flow from operations.  Royalties paid to certain land owners in the Jerritt Canyon District are expected to be approximately $1 per ounce at a gold price of $600 to $650 per ounce.

It is expected that total development drifting footage will be 40,000-45,000 feet in 2006 to achieve the 2006 production estimates and to prepare for mining in 2007.  Capitalized mine development, constituting major haulage ways that provide access to a number of ore bodies and will be utilized for more than 12 months, is expected to be 7,000-7,500 feet in 2006.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The Company’s critical accounting estimates relate to the estimate of gold reserves and asset retirement obligations.  The Company introduced many of these critical estimates in its December 31, 2003 consolidated financial statements, in conjunction with the acquisition of the Jerritt Canyon gold mine.

The Company capitalized the Jerritt Canyon acquisition costs, valuing the related non-cash consideration at fair value.  The Company’s policy is to capitalize long-term mine development and reserve expansion program costs incurred within, or contiguous to, known gold ore reserves.  These costs constitute a significant portion of the Jerritt Canyon property, plant and equipment and are amortized on a units-of-production basis over estimated gold reserves.  Under this method, depletion cost, and therefore net book values of mining property and capitalized development is directly affected by the Company’s estimate of proven and probable mineral reserves at Jerritt Canyon. In addition, the useful lives of plant and equipment may be limited by the expected mine life which is dependent on mineral reserves.  The Company engaged an independent consulting firm, to review the Company’s mineral reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR May 4, 2006.  If these estimates prove inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of mineral reserves is reduced, the Company could be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of depreciation and depletion expense, both of which would reduce the Company’s earnings and net assets.  The Company does not currently anticipate any impact to the Jerritt Canyon mineral reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period.  If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which could reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the present value of the costs to comply with existing reclamation standards.  It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations; the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates.  Currently, reclamation and closure obligations are currently funded by the Company by means of the restricted cash account established with AIG.

INITIAL ADOPTION OF ACCOUNTING POLICY

As a result of the contract with Newmont to process Newmont ore at the Jerritt Canyon roasting and milling facility, the Company has built stockpiles of purchased ore that are not currently scheduled to be processed in the next 12 months of operations.  As a result the Company has prospectively adopted the following new policy, effective for the quarter ended June 30, 2006:

Stockpiles

Stockpiles represent ore that has been mined or purchased and is available for future processing.  Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces or pounds (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method).  Stockpile ore tonnages are verified by periodic surveys.  Costs are allocated to stockpiles based on relative values or material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization related to mining operations, and removed at each stockpile’s average cost per recoverable ounce.  Costs related to purchased ore are based upon the contracted purchase price.

The current portion of stockpiles is determined based on the expected amounts to be processed within the next 12 months.  Stockpiles not expected to be processed within the next 12 months are classified as long-term.

Stockpiles are carried at the lower of average cost or net realizable value.  Net realizable value represents the estimated future sales priced of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale.  Write-downs of stockpiles, resulting from net realizable value impairments, are reported as a component of cost of sales.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of the Company’s current financial assets, excluding marketable securities, and current financial liabilities approximate their carrying values due to their short-term maturities.

The profitability of the Company is directly related to the market price of gold.  The Company has purchased non-hedge derivative financial instruments, or gold put option contracts, to protect against the risk of falling gold prices.  The put option premiums related to the put option contracts are recognized as a deferred charge and liability on acquisition and expensed to operations and paid, respectively, in the period in which the contracts expire.  If the gold price is lower than the strike price of the respective purchased put option on the expiry date, gold is sold at the strike price of the put option.  If the market gold price is higher that the strike price of the put option, the option expires without exercise.  These derivate financial instruments are fair valued at each reporting date and changes in fair value are recorded in operating expenses.  The Company does not use gold forward sales contracts to fix future gold prices realized.  The Company has not purchased any gold put options during the first or second quarters of 2006.

Marketable securities, consisting of 25,000 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed gold company, are carried at the lower of cost or market value.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value. Outstanding share data are illustrated in Table 8.

Table 8 – Outstanding Share Data

Units in thousands	Common shares issued and outstanding	Common share purchase warrants	Common share purchase options
Balance, June 30, 2006	582,476	75,112	19,228
Common shares issued in private placement	—	—	—
Warrants exercised	—	—	—
Options exercised	210	—	(210)
Options expired	—	—	—
Balance, August 11, 2006	582,686	75,112	19,018

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2006.  Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of June 30, 2006, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company, including its consolidated subsidiaries, required to be included in reports that the Company files.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.   Mineral “resources” or “resource” used in this document are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this document is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake. The Company’s technical report on reserves and resources with respect to Canadian National Instrument 43-101 was filed on SEDAR on May 4, 2006. This report is available under Investor Information/Financial Information/SEDAR filings at www.queenstake.com or at www.sedar.com under the Company’s name.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact herein including, without limitation, statements regarding potential mineral resources and reserves, exploration results, production rates and future plans and objectives of Queenstake, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings, cost reductions and mill refurbishment and maintenance costs, (iii) estimates related to financial performance, including cash flow, capital expenditures, exploration and administrative costs,  (iv) estimates and projections of mineral reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment scope of exploration programs and timing of project advancement, commencement of production and availability of drills and other equipment, and (vii) estimates of reclamation and closure costs.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, mine development production and cost estimate risks and other risks, which are described above under “Risks and Uncertainties” as well as in the Company’s 2005 Annual Information Form filed on SEDAR (www.sedar.com) and 2005 Annual Report on Form 40-F on file with the SEC (www.sec.gov) as well as in the Company’s other regulatory filings.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements; in particular, the estimates do not include input cost increases or gold price variations that could occur in future. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.